SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                         FIRST COLONY CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                               319741 10 4
                              (CUSIP Number)


                           Floyd D. Gottwald, Jr.
                             Bruce C. Gottwald
                          330 South Fourth Street
                         Richmond, Virginia  23219
                         Telephone No. 804-788-5401
    (Name, address and telephone number of person authorized to receive notices and communications)

                                 Copy to:
                             Allen C. Goolsby
                             Hunton & Williams
                           951 East Byrd Street
                         Richmond, Virginia  23219

                               June 4, 1996
         (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement
         on Schedule 13G to report the acquisition which is the
           subject to this Schedule 13D, and is filing this
             schedule because of Rule 13d-1(b)(3) or (4),
                     check the following box [   ].

        Check the following box if a fee is being paid with
                        this statement [   ].


                        Page 1 of 8 Pages

CUSIP NO. 319741 10 4         13D      Page 2 of 8 Pages

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Floyd D. Gottwald, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (a)
                            (b)     X

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF         7  SOLE VOTING POWER            1,742,614
SHARES
BENEFICIALLY      8  SHARED VOTING POWER            437,266
OWNED BY
EACH              9  SOLE DISPOSITIVE POWER       1,742,614
REPORTING
PERSON WITH      10  SHARED DISPOSITIVE POWER       437,266

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   2,179,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*           X

   1,411,090 shares owned by adult sons

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.42%

14 TYPE OF REPORTING PERSON*

   IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 319741 10 4           13D      Page 3 of 8 Pages

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Bruce C. Gottwald

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (a)
                            (b)     X

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF         7  SOLE VOTING POWER            1,676,767
SHARES
BENEFICIALLY      8  SHARED VOTING POWER            317,226
OWNED BY
EACH              9  SOLE DISPOSITIVE POWER       1,676,767
REPORTING
PERSON WITH      10  SHARED DISPOSITIVE POWER       317,226

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   1,993,993

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*           X

   1,577,980 shares owned by adult sons

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.04%

14 TYPE OF REPORTING PERSON*

   IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

        The purpose of this Amendment No. 1 is to amend and restate Item 4, "Purpose of Transaction." The Amendment No. 1 also updates Item 5, "Interest in Securities of the Issuer," to reflect employee benefit and other small acquisitions and dispositions of securities of First Colony Corporation (the "Issuer") by members of the Gottwald family.

Item 4.         Purpose of Transaction.

        On June 4, 1996, the Issuer announced that its Board of Directors is engaged in an evaluation of strategic alternatives for the purpose of maximizing shareholder value, including a possible strategic combination or sale of part or all of the Issuer. A copy of the announcement is attached to this Amendment No. 1 as Exhibit 1. Floyd D. Gottwald, Jr., and his son, William
M. Gottwald, M.D., and Bruce C. Gottwald and his son, Bruce C. Gottwald, Jr., serve on the Board of Directors of the Issuer. In addition, Bruce C. Gottwald, Jr., is Chairman of the Board and Chief Executive Officer of the Issuer. As a result, the Gottwald family may be deemed control persons of the Issuer. The Gottwalds intend to evaluate their investment in the Issuer in light of the studies being performed by the Board of Directors.

Item 5.         Interest in Securities of the Issuer.

        (a) 7,051,716 shares of Common Stock are owned beneficially by Floyd D. Gottwald, Jr. and Bruce
                C. Gottwald, constituting 14.3% of such shares outstanding.*/

        (b)     Number of shares as to which such persons have:

                (i)     sole power to vote or to direct the vote
                        - 3,530,608 1/

                (ii)    shared power to vote or to direct the
                        vote - 3,521,108 2/

                (iii) sole power to dispose of or to direct the disposition of - 3,530,608 1/

                (iv)    shared power to dispose of or to direct
                        the disposition of - 3,521,1082/

        (c)     On July 1, 1993, Floyd D. Gottwald, Jr. and Bruce
                C. Gottwald acquired shares of Common Stock of the Issuer as a dividend from Ethyl Corporation. They have acquired and disposed of additional shares from time to time through benefit plans, the dividend reinvestment plan and gifts.

        (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,521,108 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

_________________________

*/ The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 111,227 shares described in Items 5(b)(i) and
        (iii) or 3,521,108 shares described in Items 5(b)(ii) and
        (iv).

1/ This amount includes 111,227 shares owned by a charitable foundation for which the Gottwalds serve as the sole directors.

2/ Includes 1,411,090 shares owned by the adult sons of Floyd D. Gottwald, Jr. and 1,577,980 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their fathers' home.


Item 7.         Material to be Filed as Exhibits.

        Press Release.

                           SIGNATURE


        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: June 4, 1996
                                      /s/ Floyd D. Gottwald, Jr.
                                      Floyd D. Gottwald, Jr.



                                      /s/ Bruce C. Gottwald
                                      Bruce C. Gottwald

                              EXHIBIT INDEX


Exhibit 1       Press Release

                                                        Exhibit 1

                           FOR IMMEDIATE RELEASE


FIRST COLONY TO EXPLORE STRATEGIC ALTERNATIVES
TO MAXIMIZE SHAREHOLDER VALUE

        LYNCHBURG, VA., June 4, 1996 - First Colony Corporation
(NYSE:FCL) announced that its Board of Directors is engaged in an evaluation of strategic alternatives for the purpose of maximizing shareholder value.

        Bruce C. Gottwald, Jr., Chairman of the Board and Chief Executive Officer, confirmed that "a strategic combination or possible sale of part or all of the Company would be included among the alternatives to be evaluated." He emphasized that the Board of Directors has not decided among any of the alternatives under consideration.

        First Colony Corporation is a Richmond, Virginia-based holding company which owns First Colony Life Insurance Company and its wholly owned subsidiary, American Mayflower Life Insurance Company of New York. First Colony Life is a leading provider of structured settlements, retirement annuities and individual life insurance.



For information contact:

          Media Relations:               Investor Relations:

          Frank G. Land                  April A. Keesee
          (804) 948-5293                 (804) 948-5709